EVCARCO, INC.
7703 Sand St
Fort Worth, TX 76118
(817)595-0710 / (817)595-0755 Fax

Ms. Julie Bell	June 24, 2009
Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, NW
Mail Stop 3561
Washington, DC 20549

Re:	EVCARCO, Inc. Registration Statement on Form S-1 Amendment 3 Filed May 15, 2009 File No. 333-158293

Dear Ms. Bell
             Evcarco, Inc. (“ Evcarco,” the “Company”) responds as follows to the Staff’s comments dated June 24, 2009 relating to the above-captioned registration statement. Captions and sections heading herein will correspond to those set forth in Amendment No. 2 to the Registration Statement, a copy which has been marked with the changes from Amendment No. 4.

Prospectus  Summary, Pg 5
Summary of the Offering, Pg 6

1.
We note you revised the number of shares outstanding before the offering and the number of shares outstanding after the offering to reflect 17,510,000 shares. Please advise as it appears that you have 17,533,000 shares outstanding.

Response to comment#1:    We have updated the shares in the Prospectus to reflect the correct outstanding shares of 17,553,000. This was just an input error. I noticed you stated in note 1 17,533,000 but in fact it should be 17,553,000.

Exhibits
General

2.
We note that exhibits 10.2, 10.3, and 10.4 we executed on September 26, 2008, September 5, 2008, and September 10, 2008 respectively. We note, however, that Evcarco was not incorporated until October 14, 2008. Please advise.

Ms. Julie Bell
Securities and Exchange Commission

Response to comment #2: These agreements were pre-incorporation and while Evcarco was functioning as a d/b/a pending Nevada State Incorporation.

The Company acknowledges that:
•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing:
•
The action of the Commission or staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of this disclosure in the filing: and

•	The company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal laws of the United States.
*****************

Evcarco trust that the foregoing is responsive to the Staff’s comments. Please do not hesitate to contact Dale Long CEO/President EVCARCO,INC. at (877)-693-8227 or William D. O’Neal at The O’Neal Law Firm. P.C, at (480) 812-5058 if you have any questions

   Very truly yours,

/s/ Dale Long

Dale Long CEO/President

cc: Bill O’Neal
      The O’Neal Law Firm, P.C.